Exhibit 12.1

Associated Capital Group, Inc.
Unaudited Ratio of Earnings to Fixed Charges

($ in thousands)

	Six months ended		Year ended
	June 30,		December 31,
	2018	2017	2017	2016	2015

Income/(loss) before taxes and
noncontrolling interest	$ (12,855)	$ (17,125)	$ 6,264	$ 14,345	$ (2,576)
Fixed Charges	73	142	228	591	1,260
Adjusted Earnings	$ (12,782)	$ (16,983)	$ 6,492	$ 14,936	$ (1,316)

Ratio of earnings to fixed charges	nm	nm	28.4	25.3	nm